<letterhead of Lewis Law Offices>




                              November 20, 2000

Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0305

       Re:  Millennium Quest, Inc.
            Form 10-SB filed on September 25, 2000
            File No. 0-31619

Dear Mr. Webb:

      Millennium Quest, Inc. (the "Company") received its first comment letter from your office regarding the above identified registration statement on September 25, 2000. The Company acknowledges that the sixty (60) day comment period will pass before it will be able to address such comments.
Accordingly, the Company withdraws the registration statement pending resolution of the pending comments and requests your prompt consent to such withdrawal prior to the effective date of November 23, 2000.

      It is the intention of the Company to refile the registration statement addressing the pending comments and recent changes in the direction of the Company.

      This letter is countersigned by Terry Cononelos, Secretary/Treasurer of the Company, who is authorized to take this action.

      Thank you for your cooperation in this matter.

                                         Sincerely yours,

                                         LEWIS LAW OFFICES

                                         /s/ James C. Lewis

                                         James C. Lewis, Attorney

                                         MILLENNIUM QUEST, INC.

                                         By /s/ Terry Cononelos

                                         Terry Cononelos, Secretary/Treasurer


 cc: Alex Evans (via facsimile 202-942-9527)